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EXHIBIT 11

DUPONT PHOTOMASKS, INC.
EARNINGS (LOSS) PER SHARE COMPUTATION
(Dollars in thousands, except per share amounts)
(unaudited)

	Quarter Ended June 30, 2003
	Basic	Diluted
Weighted average shares outstanding	18,063,601	18,063,601
Net loss	$(59,144)	$(59,144)
Loss per share	$(3.27)	$(3.27)
	Quarter Ended June 30, 2002
	Basic	Diluted
Weighted average shares outstanding	17,926,057	17,926,057
Dilutive effect of stock performance plans	—	194,764

	17,926,057	18,120,821

Net income	$1,741	$1,741
Earnings per share	$0.10	$0.10
	Year Ended June 30, 2003
	Basic	Diluted
Weighted average shares outstanding	18,016,103	18,016,103
Net loss	$(113,510)	$(113,510)
Loss per share	$(6.30)	$(6.30)
	Year Ended June 30, 2002
	Basic	Diluted
Weighted average shares outstanding	17,877,016	17,877,016
Dilutive effect of stock performance plans	—	257,704

	17,877,016	18,134,720

Net income	$4,030	$4,030
Earnings per share	$0.23	$0.22
	Year Ended June 30, 2001
	Basic	Diluted
Weighted average shares outstanding	17,393,505	17,393,505
Dilutive effect of stock performance plans	—	462,234
Dilutive effect of convertible notes	—	705,816

	17,393,505	18,561,555

Net income	$15,118	$15,118
Dilutive effect of convertible notes	—	274

	$15,118	$15,392

Earnings per share	$0.87	$0.83

        We had outstanding anti-dilutive commitments under our stock performance plans covering 1,189,243, 2,128,690, and 4,121,925 shares for 2001, 2002 and 2003, respectively. For 2002 and 2003, respectively the effect of the convertible notes were not included in the computations of diluted EPS because the effect of including the convertible notes would have been anti-dilutive.

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  EXHIBIT 11
DUPONT PHOTOMASKS, INC. EARNINGS (LOSS) PER SHARE COMPUTATION (Dollars in thousands, except per share amounts) (unaudited)